UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No       X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ RYUTARO KUSAMA
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Filing of Mistubishi UFJ Financial Group’s Shelf Registration Statement

with the U.S. Securities and Exchange Commission

Tokyo, March 1, 2006— Mistubishi UFJ Financial Group, Inc. (MUFG; President and CEO: Nobuo Kuroyanagi) has announced today that it has filed a shelf registration statement on Form F-3 under the U.S. Securities Act of 1933 with the U.S. Securities and Exchange Commission on February 28, 2006 (U.S. Eastern Standard time).

The securities registered under the shelf registration statement* for potential future offerings are debt securities (senior debt securities and subordinated debt securities) and subordinated guarantees of MUFG, as well as preferred securities to be issued by special purpose companies, MUFG Capital Finance 1 Limited, MUFG Capital Finance 2 Limited and MUFG Capital Finance 3 Limited. We have registered a maximum aggregate offering amount of USD 5 billion with respect to the preferred securities to be issued by the special purpose companies in connection with the public offering in the United States we announced yesterday.

(*A shelf registration statement enables issuers to register securities under the U.S. Securities Act of 1933 for possible offerings in the future, and accordingly provides flexibility, in particular with respect to timing, in accessing U.S. capital markets for future offerings.)

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

This press release shall not constitute an offer to sell or solicitation of an offer to purchase the securities, and no part of the purchase price can be received pursuant to this press release. Any offering of securities in the United States will be made by means of a prospectus and a prospectus supplement that will contain detailed information about Mitsubishi UFJ Financial Group, Inc., its management and its financial statements and the securities to be offered. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance.